UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat Interactive Entertainment Technology, a Cayman Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On July 10, 2025, the Company held an Extraordinary General Meeting of Shareholders (the “Meeting”) for discussion and approval of three proposals. A quorum was present at the Meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each proposal submitted to a vote of shareholders at the Meeting are as follows.

1.	A proposal to consider and approve by special resolution the merger of the Company with Lanjin Technology Co., LTD, whereby the Company would be the surviving company pursuant to the terms of the Plan of Merger (the “Merger”), to effect, among others, a change in par value in Company shares from US$1.00 to US$0.0000001 (the “Merger Proposal”).

For	Against	Abstain
4,910,771	44,100	2,102

2.	A proposal to consider and approve by special resolution that an amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “Current M&A”) in the form of the Third Amended and Restated Memorandum and Articles of Association attached as Annex B to the meeting notice (the “Third M&A”), to reflect (i) the Merger; (ii) the removal of requirement of holding annual general meeting and other ancillary changes; and (iii) the changes in procedures for appointment and removal of directors and other ancillary changes; and that the Third M&A be adopted as the memorandum and articles of association of the Company, to the exclusion of the Current M&A, effective from the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands (the “Current M&A Amendment Proposal”)

For	Against	Abstain
4,801,543	150,886	4,544

3.	A proposal to approve a share consolidation of the Company’s ordinary shares, par value US$1 each in the authorized share capital of the Company (including issued and unissued share capital) at a ratio of 50-1 or 20-1, with the exact ratio to be selected at the sole discretion of the Company’s board of directors, at the time when it deems in the best interests of the Company and its shareholders before December 31, 2026 (the “Share Consolidation”).

The following resolutions was delivered to the shareholders to consider and to vote upon at the Meeting:

“IT IS RESOLVED THAT each of the following resolutions be approved as ordinary resolutions of the Company, and subject to and conditional upon that the Board determining which of the below resolutions is to be effective:

(a)	Subject to the Merger taking effect,

(A)	every 20 ordinary shares of par value of US$0.0000001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.000002 each, and following such consolidation the authorized share capital of the Company is US$500,000,000 divided into 250,000,000,000,000 ordinary shares of par value of US$0.000002 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before December 31, 2026 and such date shall be announced by the Company;

(B)	every 50 ordinary shares of par value of US$0.0000001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$0.000005 each, and following such consolidation the authorized share capital of the Company is US$500,000,000 divided into 100,000,000,000,000 ordinary shares of par value of US$0.000005 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before December 31, 2026 and such date shall be announced by the Company; and

(b)	In the event the Merger does not take place:

(C)	every 20 ordinary shares of par value of US$1 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$20 each, and following such consolidation the authorized share capital of the Company is US$500,000,000 divided into 25,000,000 ordinary shares of par value of US$20 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before December 31, 2026 and such date shall be announced by the Company;

(D)	every 50 ordinary shares of par value of US$1 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of par value of US$50 each, and following such consolidation the authorized share capital of the Company is US$500,000,000 divided into 10,000,000 ordinary shares of par value of US$50 each, with such consolidation to be effective on such date as determined by the Directors which date must be on or before December 31, 2026 and such date shall be announced by the Company.”

For	Against	Abstain
4,892,587	64,299	87

Pursuant to the foregoing votes the Company has obtained the shareholders’ approval to conduct the Merger, amend and restate the Current M&A and effect the Share Consolidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2025

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer